Exhibit 4.24

Summary of Shareholders’ Agreement of Cresca S.A

Parties: Brasilagro – Companhia Brasileira de Propriedades Agrícolas and Carlos Casado S.A

Purpose:  On October 5, 2016, BrasilAgro  – Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) and Carlos Casado S.A. (“Carlos Casado”),entered into a shareholders’ agreement pursuant to which they agreed to try to sell  all the land that Cresca S.A. (“Cresca”) owned for a 120-day period as of the execution date of the agreement (“Shareholders’ Agreement”).

The parties also agreed that if either party  failed to dispose of the totality of the land owned by Cresca within the 120-day period, they would be required to proceed with the division of  the ownership of the land among themselves (BrasilAgro and Carlos Casado).

Among other provisions of the Shareholders’ Agreement, the parties also agreed upon  the following:

-          The parties agreed on the Termination of Advisory Agreement (Contrato de Asesoramiento) entered into on September 3, 2008 by and between Cresud S.A.C.I.F. and Cresca.  The parties established that Cresca would have to pay Brasilagro the amount of U$S 476,345.00 for the termination.

-          The parties agreed that Cresca would pay U$S 229,000.00 to Carlos Casado as professional fees for technical assistance, within the first business day following the  Ordinary Meeting indicated in Section 7 of the Shareholders’ Agreement.

-          The parties agreed that Cresca would cancel part of the loans made by the shareholders for an amount of approximately US$ 6 million, i.e., approximately US$ 3 million for each shareholder, within the first business day after the  Ordinary Meeting indicated in Section 7 of the Shareholders’ Agreement.

-          Finally, the parties also agreed to convene a General Meeting in order to approve management accounts and elect the officers.